Harmonee, Inc.
Statement of Cash Flow
(Unaudited)

	For the Period May 19, 2021 (Inception) to May 31, 2021
Cash flows from operating activities:	
Net income	$ -
Changes in operating assets and liabilities:	
	-
Net cash used in operating activities	-
Cash flows from investing activities	
Net cash used in investing activities	-
Cash flows from financing activities:	
Proceeds from issuance of common stock	80
Net cash provided by financing activities	80
Net cash increase for period	80
Cash at beginning of period	-
Cash at end of year	$ 80
Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ -